UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Perceptron, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

71361F100
(CUSIP Number)

Kevin A. McGovern
c/o Harbert Discovery Fund, LP
2100 Third Avenue North
Suite 600
Birmingham, AL 35203
Telephone Number 205-987-5500

Chad H. Goldstein
Moab Capital Partners, LLC
15 East 62nd Street
New York, New York 10065
(212) 981-2623

Andrew Freedman, Esq.
Meagan Reda, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 28, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [_].

*        The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

504,100

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

504,100

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

504,100

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.4%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Moab Capital Partners, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

830,898

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

830,898

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Moab Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

778,562

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

778,562

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

778,562

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	71361F100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael M. Rothenberg

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[X]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

830,898

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

830,898

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

830,898

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.9%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	71361F100

Item 1.	Security and Issuer.

The name of the issuer is Perceptron, Inc., a Michigan corporation (the "Issuer").  The address of the Issuer's principal executive offices is 47827 Halyard Drive, Plymouth, Michigan, United States of America.  This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
This Schedule 13D is being filed jointly by (i) Harbert Discovery Fund, LP, a Delaware limited partnership (the "Fund"), (ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the "Fund GP"), (iii) Harbert Fund Advisors, Inc., an Alabama corporation ("HFA"), (iv) Harbert Management Corporation, an Alabama corporation ("HMC"), (v) Jack Bryant, a United States citizen, (vi) Kenan Lucas, a United States citizen, (vii) Raymond Harbert, a United States citizen (collectively the "Harbert Reporting Persons"), (viii) Moab Partners, L.P., a Delaware limited partnership ("Moab LP"), (ix) Moab Capital Partners, LLC, a Delaware limited liability company ("Moab LLC"), which serves as the investment adviser for Moab LP and a separately managed account (the "Managed Account"), and (x) Michael R. Rothenberg, a United States citizen who serves as the managing member of Moab LLC (collectively, the "Moab Reporting Persons" and together with the Harbert Reporting Persons, the "Reporting Persons").

(b)
The principal business address for each of the Harbert Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.  The principal business address for each of the Moab Reporting Persons is 15 East 62nd Street, New York, New York 10065.

(c)
Jack Bryant and Kenan Lucas, are directors and co-portfolio managers of the Fund GP, which serves as general partner of the Fund.  Raymond Harbert is the controlling shareholder, Chairman and Chief Executive Officer of HMC, an alternative asset investment management firm that is the managing member of the Fund GP.  Mr. Harbert also serves as the Chairman, Chief Executive Officer and Director of HFA, an indirect, wholly owned subsidiary of HMC, which provides the Fund with certain operational and administrative services.  The principal business of the Fund is purchasing, holding and selling securities for investment purposes.  The principal business of Moab LP is investing in event-driven securities.  Moab LLC serves as the investment adviser for certain private investment funds, including Moab LP and the Managed Account. Mr. Rothenberg serves as the managing member of Moab LLC.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Prior to March 2009, HMC was affiliated with the Harbinger Capital Partners Funds ("Harbinger") managed by Philip Falcone.  On June 27, 2012, the Securities and Exchange Commission (the "SEC") filed civil fraud charges against Mr. Falcone and Harbinger related to, among other things, their trading in the bonds of a small company known as MAAX Holdings in 2006-2008 that the SEC alleges to have been "manipulative" in violation of Section 10(b) of the Securities Exchange Act of 1934 (the "Exchange Act").  The SEC also sought to hold HMC derivatively liable as a "control person" under Section 20(A) of the Exchange Act.  Section 20(A) is a derivative liability provision that does not prohibit any specified conduct and cannot be independently violated by one's own conduct, but imposes joint and several liability on certain persons who control another to the extent that such "controlled person" is independently liable for its own violations of the securities laws.  Except as set forth in this Item 2(e) none of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion.  No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.  The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $2,396,792.  The Shares purchased by Moab LP and held in the Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases.  The aggregate purchase price of the 778,562 Shares directly owned by Moab LP is approximately $5,378,000, including brokerage commissions.  The aggregate purchase price of the 52,336 Shares held in the Managed Account is approximately $337,000, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

The Reporting Persons have had conversations with the Issuer's management regarding possible ways to enhance shareholder value. The Reporting Persons feel these conversations have been useful and are encouraged by the constructive tone to date. The Reporting Persons intend to have additional conversations with the Issuer's management and Board of Directors. These conversations have covered and are expected to continue to cover a range of issues, including those relating to the business of the Issuer; board composition, including replacing a majority of the Issuer's Board of Directors, including the Chairman, with candidates suggested by the Reporting Persons; management; operations; capital allocation; asset allocation; capitalization; dividend policy; financial condition; mergers and acquisitions strategy; overall business strategy; executive compensation; and corporate governance. The Reporting Persons have also had similar conversations with other stockholders of the Issuer and other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other investors. The Reporting Persons may at any time reconsider and change their intentions relating to the foregoing.

No Reporting Person has any present plan or proposal which would relate to or would result in any of the matters set forth in subparagraphs (a)- (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons may in the future take one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D and may discuss such actions with the Issuer's management and the Board of Directors, other stockholders of the Issuer, and other interested parties, such as those set out above.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Issuer's Board of Directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to its investment position in the Issuer as it deems appropriate, including, without limitation, purchasing additional Common Stock or selling some or all of its Common Stock, and/or engaging in hedging or similar transactions with respect to the Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)
As of the date hereof,  (i) HFA, HMC, the Fund GP, the Fund, Jack Bryant, Kenan Lucas and Raymond Harbert may be deemed to be the beneficial owners of 504,100 Shares, constituting 5.4% of the Shares,(ii) Moab LP may be deemed to be the beneficial owner of 778,562 Shares, constituting 8.3% of the Shares and (iii) Moab LLC and Michael R. Rothenberg may be deemed to be the beneficial owners of 830,898 Shares, constituting 8.9% of the Shares, in each case based upon *9,345,246 Shares outstanding as of the date hereof.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 504,100 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 504,100 Shares.

Moab LP has the sole power to vote or direct the vote of 778,562 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 778,562 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Moab LLC has the sole power to vote or direct the vote of 830,898 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 830,898 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

Michael R. Rothenberg has the sole power to vote or direct the vote of 830,898 Shares; has the shared power to vote or direct the vote of 0 Shares; has the sole power to dispose or direct the disposition of 830,898 Shares; and has the shared power to dispose or direct the disposition of 0 Shares.

There have been no transactions by the Reporting Persons in the securities of the Issuer since the prior Schedule 13D filings.

The Reporting Persons, as members of a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

*This outstanding Shares figure reflects the number of outstanding Shares at May 5, 2016, as reported in the Issuer's Form 10-Q, filed on May 9, 2016.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Moab LP sold short certain exchange-listed put options referencing an aggregate of 13,200 Shares, which have an exercise price of $5.00 per Share and expire on July 15, 2016.

The Managed Account sold short certain exchange-listed put options referencing an aggregate of 800 Shares, which have an exercise price of $5.00 per Share and expire on July 15, 2016.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer..

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 29, 2016
(Date)

Harbert Discovery Fund, LP*

By:            Harbert Discovery Fund GP, LLC,
its General Partner

By:            Harbert Management Corporation,
its Managing Member

By:              /s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:              Harbert Management Corporation,
its Managing Member

By:              /s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:              /s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation*

By:              /s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

Moab Partners, L.P.*

By:              Moab Capital Partners, LLC,
its Investment Adviser

By:              /s/ Michael M. Rothenberg
Managing Director

Moab Capital Partners, LLC*

By:              /s/ Michael M. Rothenberg
Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment to Schedule 13D, dated June 29, 2016, relating to the Common Stock, $0.01 par value of Perceptron, Inc. shall be filed on behalf of the undersigned.

June 29, 2016
(Date)

Harbert Discovery Fund, LP

By:            Harbert Discovery Fund GP, LLC,
its General Partner

By:            Harbert Management Corporation,
its Managing Member

By:              /s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC

By:              Harbert Management Corporation,
its Managing Member

By:              /s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.

By:              /s/ John McCullough
Executive Vice President and General Counsel

Harbert Management Corporation

By:              /s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Moab Partners, L.P.

By:              Moab Capital Partners, LLC,
its Investment Adviser

By:              /s/ Michael M. Rothenberg
Managing Director

Moab Capital Partners, LLC

By:              /s/ Michael M. Rothenberg
Managing Director

/s/ Michael M. Rothenberg
Michael M. Rothenberg